Ballard Power Systems Inc.

News Release

Ballard Reports Second Quarter 2011 Results

•	23% revenue growth, 8-point gain in margin, 26% improvement in Adjusted EBITDA[3]

For Immediate Release – August 2, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) today announced its consolidated financial results for the second quarter ended June 30, 2011. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).1

John Sheridan, President and CEO said, “Ballard’s second quarter results demonstrate continued progress in both top-line and bottom-line performance, ‘on track’ with our plan and consistent with full-year guidance. Revenue grew 23% over second quarter last year and was up 26% on a year-to-date basis. Adjusted EBITDA improved 26% over second quarter last year and 15% year-to-date.”

Second Quarter 2011 Highlights

Growth (comparisons are to 2010)

•	Revenue of $19.1 million in Q2 and $34.4 million year-to-date, increases of 23% and 26%, respectively. oReflects strong growth in fuel cell products of 36% in the quarter and 38% year-to-date.

•	Product shipments of 820 units in Q2 and 1,318 units year-to-date, growth of 4% and 9%. oTempered by decrease in material handling shipments in Q2 (down 91%). oStrong increases in Q2 in backup power (up 71%) and distributed generation.

•	Twelve-month rolling order book of $36.4 million, compared with $31.0 million on June 30, 2010.

•	Key commercial announcements:

•	In April, sale of a 1-megawatt CLEARgenTM system to provide power and heat at the Toyota Sales U.S.A., Inc. sales and marketing headquarters campus in Torrance, CA.

•	In July, purchase agreement with Plug for minimum 3,250 fuel cell stacks through 2012, for use in the material handling market, with minimum monthly take-or-pay commitment levels.

•	Also in July, Dantherm Power, Ballard’s backup power systems company, signed a collaboration agreement with Delta Power Solutions (India), to market clean energy power systems in the Indian telecommunications market.

Path to Profitability (comparisons are to 2010)

•	Gross margin of 17% in Q2 and 17% year-to-date, up from 9% and 11%, respectively.

•	Cash operating costs[2] of $10.7 million in Q2 and $21.4 million year-to-date, an improvement of 5% year-to-date despite a $1.5 million negative foreign exchange impact.

•	Key contracts will enable further cost reductions going forward: SDTC distributed generation contract of approximately C$7 million to offset development costs over the 2011-13 period; and Daimler sub-lease generating cost savings of approximately $1 million per year.

•	Adjusted EBITDA[3] of ($6.1) million in Q2 and ($13.5) million year-to-date, an improvement of 26% and 15%, despite the $1.5 million year-to-date negative foreign exchange impact.

•	Net loss of ($8.7) million in Q2 and ($18.9) million year-to-date, an improvement from ($10.7) million and ($17.2) million over the same periods last year.

2011 Business Outlook

Revenue
Ballard confirms its full-year guidance for revenue growth in excess of 30%. As previously noted, the company expects revenue to be weighted toward second half of the year, with growth driven by accelerating momentum in all four Fuel Cell Product markets, particularly bus.

Adjusted EBITDA1
Ballard confirms its full-year guidance for Adjusted EBITDA improvement in excess of 40%. This improvement trajectory is expected to be supported by the revenue growth outlined above, a shift in mix toward higher margin products and continuing reductions in both product costs and cash operating cost base.

Second Quarter 2011 Results

(Millions of U.S. dollars)		Three months ended June 30,			Six months ended June 30,
	2011	2010	% Improvement	2011	2010 % Improvement
-
GROWTH
Revenue:
Fuel Cell Products	$8.7	$6.4	36%	$15.7	$11.4	38%
Contract Automotive	$4.9	$3.0	61%	$8.0	$4.6	74%
Material Products	$5.5	$6.1	-9%	$10.7	$11.4	-6%

Total Revenue	$19.1	$15.5	23%	$34.4	$27.4	26%

Fuel Cell Stack Shipments (units):

Material Handling	39	428	-91%	103	544	-81%
Backup Power	544	318	71%	911	609	50%
Distributed Generation	150	0	n/a	155	0	n/a
Other*	87	44	98%	149	59	153%

Total Fuel Cell Stack Shipments	820	790	4%	1,318	1,212	9%

12-Month Rolling Order Book	$36.4	$31.0

PROFITABILITY

Gross Margin	17%	9%		17%	11%

Cash Operating Costs[2]	$10.7	$11.1	4%	$21.4	$22.6	5%

Adjusted EBITDA[3]	($6.1)	($8.2)	26%	($13.5)	($16.0)	15%

Net Income (Loss)	($8.7)	($10.7)	19%	($18.9)	($17.2)	-10%

CASH

Cash Used By Operating Activities	($13.6)	($12.1)	-12%	($27.6)	($26.4)	-5%

Cash Reserves	$51.6	$73.6

* Other fuel cell stack shipments include bus and automotive applications.

For a more detailed discussion of Ballard Power Systems’ second quarter 2011 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml, as well as the company’s “Q2 2011 Update” presentation material, available at www.ballard.com/investors.

Conference Call
Ballard will hold a conference call on Wednesday, August 3, 2011 at 8:00 a.m. PST (11:00 a.m. EST) to review second quarter 2011 results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect

Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com

Endnotes:
1 Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. Please refer to Ballard’s Management Discussion & Analysis for a summary of the full impacts as a result of the conversion from former Canadian GAAP to IFRS.
2 Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
3 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance (or interest) expense, income taxes expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation, transactional gains and losses, finance and other income and acquisition costs.

Note that EBITDA, Adjusted EBITDA and Cash Operating Costs are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Ballard believes that EBITDA, Adjusted EBITDA and Cash Operating Costs assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.